

April 27, 2012

Steven C. Eror
Chief Executive Officer
Fresh Medical Laboratories, Inc.
757 East South Temple, Suite 150
Salt Lake City, Utah 84102

>   **Re: Fresh Medical Laboratories, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed April 10, 2012**
>   **File No. 000-54600**

Dear Mr. Eror:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose this fact, and further revise your disclosure to provide the following:

    - Describe how and when a company may lose emerging growth company status;

    - Describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Make your election under Section 107(b) of the Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Item 1. Business, page 2

2.   Please continue to revise your disclosure to define or remove technical terms, such as the references in the first two bullet points on page 6 to "bioelectrical impedance measurements," "p=0.0002," "0.85 threshold" and "correlation of .0985."

Patents, page 10

3.   Please expand the disclosure in the footnotes on page 11 to explain the difference between the types of patent applications listed.

Government Regulations, page 12

4.   We note your response to prior comment 12. Please continue to expand the disclosure in this section to more fully disclose the FDA approval process and the nature of regulatory oversight. For example, we note the disclosure in the last paragraph on page 12 that the FDA should issue a decision within 90 days; however, you do not disclose whether the FDA may request additional information and whether the 90 day period is reactivated. As another example, you refer in the last paragraph on page 12 to a "Classification Process;" however, you do not disclose which class or classes that your products may fall under. Also, include in your disclosure the nature of regulatory oversight, such as quality system regulation and manufacturing of your product, post-market reporting and record keeping requirements and remedies for noncompliance.

5. Regarding your response to prior comment 12, we note that you did not revise this section to more fully disclose the material international government regulations applicable to your business. Please revise.

Distribution, page 14

6. We note your response to prior comment 14. Please expand the disclosure in this section to identify the entity that entered into the agreement with you. Also, disclose the material terms of the agreement and file the agreement as an exhibit.

Financial Information, page 14

7. We note that you now refer in this section to "Risk Factors beginning on page 18 of this prospectus." However, this document does not include a Risk Factors section and is not a prospectus. Please revise accordingly.

Item 5. Directors and Executive Officers, page 18

8. We note your response to the last sentence of prior comment 18. Please clarify the business experience of Messrs. Garff, Hollberg, Raybould and Dr. Adams for the last five years.

9. We note your revised disclosure in response to prior comment 23 in which you included the same statement regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Eror, Wade, Raybould, Tulane and Fresh and Dr. Adams should serve as directors. However, please revise so that your disclosure clearly enumerates the specific experience, qualifications, attributes or skills of each person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Steven C. Eror
Fresh Medical Laboratories, Inc.
April 27, 2012
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Rees, Esq.